UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.     )*

RAIT INVESTMENT TRUST

(Name of Issuer)

COMMON SHARES OF BENEFICIAL INTEREST, PAR VALUE $0.01 PER SHARE

(Title of Class of Securities)

749227104 (CUSIP Number)

October 31, 2006

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 749227104	13G	Page 2 of 9

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Mercury Real Estate Advisors LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 SOLE VOTING POWER 1,476,736 6 SHARED VOTING POWER -0- 7 SOLE DISPOSITIVE POWER 1,476,736 8 SHARED DISPOSITIVE POWER -0-

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,476,736
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.3%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO - Limited Liability Company

CUSIP No. 749227104	13G	Page 3 of 9

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON David R. Jarvis
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 SOLE VOTING POWER 1,476,736 6 SHARED VOTING POWER -0- 7 SOLE DISPOSITIVE POWER 1,476,736 8 SHARED DISPOSITIVE POWER -0-

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,476,736
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.3%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No. 749227104	13G	Page 4 of 9

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Malcolm F. MacLean IV
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 SOLE VOTING POWER 1,476,736 6 SHARED VOTING POWER -0- 7 SOLE DISPOSITIVE POWER 1,476,736 8 SHARED DISPOSITIVE POWER -0-

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,476,736
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.3%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No. 749227104	13G	Page 5 of 9

Item 1	(a)	Name of Issuer: RAIT Investment Trust (the “Issuer”).

Item 1	(b)	Address of Issuer’s Principal Executive Offices: c/o RAIT Partnership, L. P. 1818 Market Street, 28th Floor Philadelphia, PA 19103

Item 2	(a)	Name of Person Filing: This Schedule 13G is being jointly filed by:

(i)      Mercury Real Estate Advisors LLC, a Delaware limited liability company and registered investment adviser (“Mercury Advisors”), with respect to the Common Shares (as defined below) of the Issuer held by Mercury Special Situations Fund LP, Mercury Special Situations Offshore Fund, Ltd., Mercury Real Estate Securities Fund LP, Mercury Real Estate Securities Offshore Fund, Ltd., Silvercreek SAV LLC and GPC LXV, LLC (collectively, the “Funds”), of which Mercury Advisors is the investment adviser. Mercury Advisors has investment discretion with respect to the Common Shares of the Issuer held by the Funds. Messrs. Jarvis and MacLean are the Managing Members of Mercury Advisors.

(ii) David R. Jarvis, a Managing Member of Mercury Advisors, with respect to the Common Shares of the Issuer held by the Funds.

(iii) Malcolm F. MacLean IV, a Managing Member of Mercury Advisors, with respect to the Common Shares of the Issuer held by the Funds.

Item 2	(b)	Address of Principal Business Office or, if None, Residence: Three River Road Greenwich, CT 06807

Item 2	(c)	Citizenship:

(i) Mercury Real Estate Advisors LLC is a Delaware limited liability company.

(ii) Mr. Jarvis is a United States citizen.

(iii) Mr. MacLean is a United States citizen.

Item 2	(d)	Title of Class of Securities: Common Shares of Beneficial Interest, par value $0.01 per share (the “Common Shares”)

Item 2	(e)	CUSIP Number: 749227104

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

	(a)	☐ Broker or Dealer registered under Section 15 of the Act,

	(b)	☐ Bank as defined in Section 3(a)(6) of the Act,

	(c)	☐ Insurance Company as defined in Section 3(a)(19) of the Act,

	(d)	☐ Investment company registered under Section 8 of the Investment Company Act of 1940,

	(e)	☐ An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E),

	(f)	☐ An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F),

	(g)	☐ A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G),

	(h)	☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act,

	(i)	☐ A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940,

	(j)	☐ A group, in accordance with Rule 13d-1(b)(1)(ii)(J).

CUSIP No. 749227104	13G	Page 6 of 9

Item 4.	Ownership. Provide the following information regarding the aggregate number and percentage of the class of securities of the Issuer identified in Item 1. Mercury Real Estate Advisors LLC:

	(a)	Amount beneficially owned: 1,476,736

	(b)	Percent of class: 5.3%

	(c)	Number of shares as to which such person has:

		(i)	Sole power to vote or to direct the vote: 1,476,736

		(ii)	Shared power to vote or to direct the vote: None

		(iii)	Sole power to dispose or to direct the disposition of: 1,476,736

		(iv)	Shared power to dispose or to direct the disposition of: None

David R. Jarvis:

	(a)	Amount beneficially owned: 1,476,736

	(b)	Percent of class: 5.3%

	(c)	Number of shares as to which such person has:

		(i)	Sole power to vote or to direct the vote: 1,476,736

		(ii)	Shared power to vote or to direct the vote: None

		(iii)	Sole power to dispose or to direct the disposition of: 1,476,736

		(iv)	Shared power to dispose or to direct the disposition of: None

Malcolm F. MacLean IV:

	(a)	Amount beneficially owned: 1,476,736

	(b)	Percent of class: 5.3%

	(c)	Number of shares as to which such person has:

		(i)	Sole power to vote or to direct the vote: 1,476,736

		(ii)	Shared power to vote or to direct the vote: None

		(iii)	Sole power to dispose or to direct the disposition of: 1,476,736

		(iv)	Shared power to dispose or to direct the disposition of: None

Item 5.

Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting persons have ceased to be the beneficial owners of more than five percent of the class of securities, check the following ☐.

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person. See Items 2(a) and 4.

Item 7.	Identification and Classification of the Subsidiary which Acquired the Security Being Reported on By the Parent Holding Company. Not applicable.

Item 8.	Identification and Classification of Members of the Group. Not applicable.

Item 9.	Notice of Dissolution of Group. Not applicable.

Item 10.

Certification.

By signing below each of the undersigned certifies that, to the best of the undersigned’s knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the Issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 749227104	13G	Page 7 of 9

SIGNATURE

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: November 2, 2006

MERCURY REAL ESTATE ADVISORS LLC

/s/ Malcolm F. MacLean IV
Name:	Malcolm F. MacLean IV
Title:	Managing Member

/s/ David R. Jarvis
David R. Jarvis, an individual

/s/ Malcolm F. MacLean IV
Malcolm F. MacLean IV, an individual

CUSIP No. 749227104	Page 8 of 9

EXHIBIT INDEX

Exhibit 1.	Joint Filing Agreement as required by Rule 13d-1(k)(l) under the Securities Exchange Act of 1934, as amended.

Exhibit 1

JOINT FILING AGREEMENT

This Joint Filing Agreement, dated as of November 2, 2006, is by and among Mercury Real Estate Advisors LLC, a Delaware limited liability company, and David R. Jarvis and Malcolm F. MacLean IV, each an individual (all of the foregoing are collectively referred to herein as the “Mercury Entities”).

Each of the Mercury Entities may be required to file with the United States Securities and Exchange Commission a statement on Schedule 13G with respect to Common Shares of Beneficial Interest, par value $0.01 per share, of RAIT Investment Trust beneficially owned by them from time to time.

Pursuant to and in accordance with Rule 13(d)(1)(k) promulgated under the Securities Exchange Act of 1934, as amended, the parties hereby agree to file a single statement on Schedule 13G (and any amendments thereto) on behalf of each of the parties, and hereby further agree to file this Agreement as an exhibit to such statement, as required by such rule.

This Agreement may be terminated by any of the Mercury Entities upon one week’s prior written notice or such lesser period of notice as the Mercury Entities may mutually agree.

Executed and delivered as of the date first above written.

MERCURY REAL ESTATE ADVISORS LLC

/s/ Malcolm F. MacLean IV
Malcolm F. MacLean IV, Managing Member

/s/ David R. Jarvis
David R. Jarvis, an individual

/s/ Malcolm F. MacLean IV
Malcolm F. MacLean IV, an individual